

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

Chen Ruofei
Chief Financial Officer
China Interactive Education, Inc.
Block C, Zhennan Road, South District
Zhongshan City, Guangdong Province
People's Republic of China

> **Re:     China Interactive Education, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 12, 2010**
> **File No. 333-134287**

Dear Mr. Ruofei:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief